                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1998

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from    to

     Commission file numbers 2-98306 and 33-13066

A.   Full title of the plan:

                           THE COMMONWEALTH BUILDER

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Commonwealth Telephone Enterprises, Inc.

                                 100 CTE Drive
                       Dallas, Pennsylvania, 18612-9774

                   COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                         (formerly C-TEC Corporation)
                           THE COMMON-WEALTH BUILDER

                              REPORT ON AUDITS OF
                             FINANCIAL STATEMENTS
                     as of December 31, 1998 and 1997 and
                     for the year ended December 31, 1998
                          AND SUPPLEMENTAL SCHEDULES
                     for the year ended December 31, 1998

                    COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                          (formerly C-TEC Corporation)
                            THE COMMON-WEALTH BUILDER

                        Index to the Financial Statements
                           and Supplemental Schedules



                                                                           Pages

Report of Independent Accountants                                            1

Financial Statements:
     Statement of Net Assets Available for Benefits, with Fund
         Information at December 31, 1998                                    2

     Statement of Net Assets Available for Benefits, with Fund
         Information at December 31, 1997                                    3

     Statement of Changes in Net Assets Available for Benefits,
         with Fund Information for the year ended December 31, 1998         4-5

     Notes to Financial Statements                                          6-11

Supplemental Schedules:
     Item 27(a) - Schedule of Assets Held for Investment Purposes
         at December 31, 1998                                               12

     Item 27(d) - Schedule of Reportable Transactions for the year
         ended December 31, 1998                                            13

                        Report of Independent Accountants
                        ---------------------------------

To the Participants and Administrator of Commonwealth Telephone Enterprises, Inc.
The Common-Wealth Builder:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Commonwealth Telephone Enterprises, Inc. The Common-Wealth Builder (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

June 28, 1999

                    COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                          (formerly C-TEC Corporation)
                            THE COMMON-WEALTH BUILDER

     Statement of Net Assets Available for Benefits, with Fund Information
                               December 31, 1998

                                                                            Participant Directed
                                              ------------------------------------------------------------------------------------
                                                 Basic                                                 Retirement
                                                 Value        Capital        Bond         Growth      Preservation   International
                                                 Fund          Fund          Fund          Fund           Trust          Fund
                                              -----------  ------------  -----------  -------------   ------------   -------------
Assets:
    Investments, at fair value:
       Shares of registered investment
            companies:
          Merrill Lynch Basic Value Fund
               Class A                        $ 5,010,042
          Merrill Lynch Capital Fund
               Class A                                     $  2,656,046
          Merrill Lynch Bond Intermediate
               Term A                                                     $  349,622
          Merrill Lynch Growth Fund for
               Investment and Retirement
                 Class A                                                              $  1,570,992
          Merrill Lynch Retirement
            Preservation Trust                                                                        $ 4,937,448
          Ivy International Fund                                                                                     $   374,662
    Commonwealth Telephone Enterprises, Inc.
          common stock - 211,834 shares
    Participant notes receivable
                                              -----------  ------------  -----------  -------------   ------------   ------------

                     Total investments          5,010,042     2,656,046      349,622     1,570,992      4,937,448        374,662

    Employee contributions receivable              29,094        25,778        6,885        32,163         19,436          6,453
    Employer contributions  receivable                  -             -            -             -              -              -
                                              -----------  ------------  -----------  -------------   ------------   ------------

                     Total assets               5,039,136     2,681,824      356,507     1,603,155      4,956,884        381,115
                                              -----------  ------------  -----------  -------------   ------------   ------------

Net assets available for benefits             $ 5,039,136  $  2,681,824  $   356,507  $  1,603,155    $ 4,956,884    $   381,115
                                              ===========  ============  ===========  =============   ============   ============
                                                                           Non-
                                                                        Participant
                                              Participant Directed       Directed
                                            -------------------------   ------------
                                               CTE                          CTE
                                              Common         Loan         Common
                                              Stock          Fund          Stock          Total
                                            -----------   -----------   ------------   -------------
Assets:
    Investments, at fair value:
       Shares of registered investment
            companies:
          Merrill Lynch Basic Value Fund                                               $  5,010,042
               Class A
          Merrill Lynch Capital Fund
               Class A                                                                    2,656,046
          Merrill Lynch Bond Intermediate
               Term A                                                                       349,622
          Merrill Lynch Growth Fund for
               Investment and Retirement
                Class A                                                                   1,570,992
          Merrill Lynch Retirement
               Preservation Trust                                                         4,937,448
          Ivy International Fund                                                            374,662
       Commonwealth Telephone Enterprises,
            Inc. common stock - 211,834
                     shares                 $ 5,124,559                 $ 1,971,889       7,096,448
       Participant notes receivable                       $  731,000                        731,000
                                            -----------   -----------   ------------   -------------

                     Total investments        5,124,559      731,000      1,971,889      22,726,260

    Employee contribution receivable             20,830            -              -         140,639
    Employer contribution receivable                  -            -         59,329          59,329
                                            -----------   -----------   ------------   -------------

                     Total assets             5,145,389      731,000      2,031,218      22,926,228
                                            -----------   -----------   ------------   -------------

Net assets available for benefits           $ 5,145,389   $  731,000    $ 2,031,218    $ 22,926,228
                                            ===========   ===========   ============   =============

                     The accompanying notes are an integral
                       part of these financial statements.

                    COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                          (formerly C-TEC Corporation)
                            THE COMMON-WEALTH BUILDER

     Statement of Net Assets Available for Benefits, with Fund Information
                               December 31, 1997


                                                                        Participant Directed
                                              -----------------------------------------------------------------------------
                                                Basic                                            Retirement
                                                Value       Capital        Bond       Growth     Preservation International
                                                 Fund         Fund         Fund        Fund         Trust        Fund
                                              -----------  -----------   ---------- ------------ ------------ -------------
    Investments, at fair value:
       Shares of registered investment
            companies:
          Merrill Lynch Basic Value Fund
            Class A                           $ 4,310,852
          Merrill Lynch Capital Fund Class A               $ 2,445,746
          Merrill Lynch Bond Intermediate
            Term A                                                       $ 285,711
          Merrill Lynch Growth Fund for
            Investment and Retirement
            Class A                                                                 $ 1,968,522
          Merrill Lynch Retirement Preservation
            Trust                                                                                $ 4,939,310
          Ivy International Fund                                                                              $  323,426
       Commonwealth Telephone Enterprises, Inc.
          common stock - 174,314 shares
       Participant notes receivable
       Cash and cash equivalents
                                              -----------  -----------   ---------- ------------ ------------ ------------

                     Total investments          4,310,852    2,445,746     285,711    1,968,522    4,939,310     323,426

    Interfund receivables/(payables)               19,610       17,134       4,633       24,814       14,666       4,010
                                              -----------  -----------   ---------- ------------ ------------ ------------

                     Total assets               4,330,462    2,462,880     290,344    1,993,336    4,953,976     327,436
                                              -----------  -----------   ---------- ------------ ------------ ------------

                                              $ 4,330,462  $ 2,462,880   $ 290,344  $ 1,993,336  $ 4,953,976  $   327,436
                                              ===========  ===========   ========== ============ ============ ============
                                                                                       Non-
                                                                                    Participant
                                                     Participant Directed            Directed
                                             -------------------------------------- ------------
                                                CTE                        CTE
                                               Common         Loan        Common     Clearing
                                               Stock          Fund        Stock        Fund         Total
                                             -----------   -----------  ----------- ------------ ------------
    Investments, at fair value:
       Shares of registered investment
            companies:
          Merrill Lynch Basic Value Fund
               Class A                                                                           $ 4,310,852
          Merrill Lynch Capital Fund Class A                                                       2,445,746
          Merrill Lynch Bond Intermediate                                                            285,711
               Term A
          Merrill Lynch Growth Fund for
               Investment and Retirement
               Class A                                                                             1,968,522
          Merrill Lynch Retirement                                                                 4,939,310
               Preservation Trust
          Ivy International Fund                                                                     323,426
       Commonwealth Telephone Enterprises,
            Inc. common stock - 174,314
            shares                           $ 3,702,816                $  807,550                 4,510,366
       Participant notes receivable                        $  758,681                                758,681
       Cash and cash equivalents                                                    $   207,531      207,531
                                             -----------   -----------  ----------- ------------ ------------

                     Total investments         3,702,816      758,681      807,550      207,531   19,750,145

    Interfund receivables/(payables)              12,436            -       45,795     (143,098)           -
                                             -----------   -----------  ----------- ------------ ------------

                     Total assets              3,715,252      758,681      853,345       64,433   19,750,145
                                             -----------   -----------  ----------- ------------ ------------

                                             $ 3,715,252   $  758,681   $  853,345  $    64,433  $19,750,145
                                             ===========   ===========  =========== ============ ============

                     The accompanying notes are an integral
                       part of these financial statements.

                                             COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                                                   (formerly C-TEC Corporation)
                                                     THE COMMON-WEALTH BUILDER

                         Statement of Changes in Net Assets Available for Benefits, with Fund Information for the year ended December 31, 1998


                                                                            Participant Directed
                                         -------------------------------------------------------------------------------------------
                                           Basic                                             Retirement                     CTE
                                           Value       Capital        Bond        Growth    Preservation  International    Common
                                            Fund         Fund         Fund         Fund         Trust          Fund         Stock
                                         -----------  ----------   -----------  -----------  -----------  ------------- -----------
Additions to net assets attributed to:
    Investment income:
       Net appreciation (depreciation)
          in fair value of investments   $    94,985  $  (14,214)  $     3,182  $  (493,022)  $   64,470  $    18,127    $1,185,812
       Interest/dividends                    397,905     165,273        18,639       30,885      292,997        6,142             -
    Contributions:
       Participants' contributions           369,544     306,285        81,003      410,614      214,473       70,453       261,940
       Employer's contributions                    -           -             -            -            -            -             -
       Rollovers                              15,762      15,376         1,317       10,618       18,916        3,023        59,220
                                         -----------  ----------   -----------  -----------  -----------  -----------    ----------

               Total additions               878,196     472,720       104,141      (40,905)     590,856       97,745     1,506,972
                                         -----------  ----------   -----------  -----------  -----------  -----------    ----------

Deductions from net assets attributed to:
    Benefits paid to participants           (385,013)   (244,896)      (10,055)     (59,516)    (669,889)      (8,113)     (232,141)
    Administrative expenses                  (16,232)     (7,551)       (1,002)      (4,529)     (13,971)      (1,071)      (14,503)
                                         -----------  ----------   -----------  -----------  -----------  -----------    ----------

               Total deductions             (401,245)   (252,447)      (11,057)     (64,045)    (683,860)      (9,184)     (246,644)
                                         -----------  ----------   -----------  -----------  -----------  -----------    ----------

Net increase (decrease) prior to             476,951     220,273        93,084     (104,950)     (93,004)      88,561     1,260,328
     interfund transfers
Interfund transfers                          231,723      (1,329)      (26,921)    (285,231)      28,469     ( 34,882)      169,809
Affiliated plan transfers                          -           -             -            -       67,443            -             -
                                         -----------  ----------   -----------  -----------  -----------  -----------    ----------

               Net increase (decrease)       708,674     218,944        66,163     (390,181)       2,908       53,679     1,430,137

Net assets available for benefits:
    Beginning of year                      4,330,462   2,462,880       290,344    1,993,336    4,953,976      327,436     3,715,252
                                         -----------  ----------   -----------  -----------  -----------  -----------    ----------

    End of year                          $ 5,039,136  $2,681,824  $    356,507  $ 1,603,155  $ 4,956,884  $   381,115    $5,145,389
                                         ===========  ==========   ===========  ===========  ===========  ===========    ==========

                            The accompanying notes are an integral part of these financial statements.

                                             COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                                                   (formerly C-TEC Corporation)
                                                     THE COMMON-WEALTH BUILDER

                         Statement of Changes in Net Assets Available for Benefits, with Fund Information for the year ended December 31, 1998

                                                                                                               Non-
                                                                                                            Participant
                                                                        Participant Directed                  Directed
                                                               ------------------------------------------- ---------------
                                                                                  CTE
                                                                  Loan          Common         Clearing
                                                                  Fund           Stock           Fund          Total
                                                               ------------ ---------------- ------------- ---------------
Additions to net assets attributed to:
    Investment income:
       Net appreciation (depreciation) in fair value
             of investments                                             -   $     468,117             -    $  1,327,457
       Interest/dividends                                      $   63,572           -                 -         975,413
    Contributions:
       Participants' contributions                                      -           -                 -       1,714,312
       Employer's contributions                                         -         740,088             -         740,088
       Rollovers                                                        -           -                 -         124,232
                                                               ------------ ---------------- ------------- ---------------

                     Total additions                               63,572       1,208,205             -       4,881,502
                                                               ------------ ---------------- ------------- ---------------

Deductions from net assets attributed to:
    Benefits paid to participants                              $  (36,273)        (91,641)            -      (1,737,537)
    Administrative expenses                                             -          (5,725)            -         (64,584)
                                                               ------------ ---------------- ------------- ---------------

                     Total deductions                             (36,273)        (97,366)            -      (1,802,121)
                                                               ------------ ---------------- ------------- ---------------

Net increase (decrease) prior to interfund transfers               27,299       1,110,839             -       3,079,381
Interfund transfers                                               (84,239)         67,034    $  (64,433)          -
Affiliated plan transfers                                          29,259           -                 -          96,702
                                                               ------------ ---------------- ------------- ---------------

                     Net increase (decrease)                      (27,681)      1,177,873       (64,433)      3,176,083

Net assets available for benefits:
    Beginning of year                                             758,681         853,345        64,433      19,750,145
                                                               ------------ ---------------- ------------- ---------------

    End of year                                                $  731,000   $   2,031,218             -    $ 22,926,228
                                                               ============ ================ ============= ===============

                            The accompanying notes are an integral part of these financial statements.

                   COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                         (formerly C-TEC Corporation)
                           THE COMMON-WEALTH BUILDER

                         Notes to Financial Statements


1.   Description of Plan:

     The following brief description of the Commonwealth Telephone Enterprises, Inc., formerly C-TEC Corporation ("C-TEC"), The Common-Wealth Builder (the "Plan") is provided for general information purposes only. The Plan provides for a cash deferred option in accordance with Section 401(k) of the Internal Revenue Code.

          General:

     The Plan is a defined contribution plan covering substantially all employees who are not covered by collective bargaining agreements of Commonwealth Telephone Enterprises, Inc. and its subsidiaries including Commonwealth Telephone Company ("CTCo"), who have attained the age of twenty-one and have three months of enlisted service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     On September 30, 1997, C-TEC distributed 100 percent of the outstanding shares of common stock of its wholly-owned subsidiaries, RCN Corporation ("RCN") and Cable Michigan, Inc. ("Cable Michigan") to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 (the "Distribution") in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan. As part of C-TEC's restructuring, C-TEC changed its name to Commonwealth Telephone Enterprises, Inc. ("CTE" or the "Company"). In connection with the Distribution, assets amounting to $11,516,997 were transferred to the RCN Savings & Stock Ownership Plan and the Cable Michigan, Inc. 401(k) Plan.

          Contributions:

     Each year, participants may contribute between 1% and 15% of their annual compensation. For the Plan years ended December 31, 1998 and 1997, the statutory maximum reduction which participants may elect could not exceed $10,000 and $9,500, respectively.

     Contributions are subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified employee retirement plans. The Company contributes on behalf of each participant an amount not to exceed 3.5% of the participant's compensation during the year. Effective 1997, all Company contributions are used to purchase common stock of CTE.

          Contributions, continued:

     Participants may change salary deferral elections as of each of the following entry dates (January 1, April 1, July 1 or October 1). Participants may change investment elections on a daily basis, subject to limitations on CTE stock.

          Participant's Account:

     Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant's account. The benefit to which a participant is entitled is the participant's account balance.

          Vesting:

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions, plus earnings thereon, is based on years of continuous service according to the following schedule:

       Years of Service                           Vested Percent
       ----------------                           --------------

              1                                         0%
              2                                        25%
              3                                        50%
              4                                        75%
              5                                       100%

          Investment Options:

     The investment options of the Plan are as follows:

               Basic Value Fund:

     This Merrill Lynch fund invests primarily in stocks that appear undervalued, especially those selling at a discount from book value or at low price/earnings ratios. The investment goal is capital appreciation.

               Capital Fund:

     This Merrill Lynch fund provides for a return on investment based on the performance of a balanced investment in equity, debt, convertible, and money market securities.

          Investment Options, continued:

               Bond fund:

     This Merrill Lynch Fund provides for a return on investment based on the performance of investment grade fixed income securities comprising the fund.

               Growth Fund:

     This Merrill Lynch fund provides for a return on investment based on the performance of equity securities comprising the fund.

               Retirement Preservation Trust Fund:

     Contributions to this fund are invested in a Merrill Lynch trust account which is made up primarily of guaranteed investment contracts generally issued by an insurance company or a bank returning guaranteed principal and interest to the fund. A lesser portion of the fund is composed of high-quality money market investments.

               International Fund:

     This Ivy Mackenzie fund invests primarily in stocks of European, Pacific Basin and South American Markets. The investment goal is long-term capital appreciation.

               CTE Common Stock:

     Contributions to this fund are used to purchase common stock of Commonwealth Telephone Enterprises, Inc. Prior to the restructuring described in Note 1, contributions to this fund were used to purchase common stock and Class B stock of C-TEC Corporation.

               Loan Fund:

     The Fund represents the outstanding principal balance for all participant loans.

               Clearing Fund:

     This Merrill Lynch fund served as the conduit into which plan contributions were deposited until distributions to various other investment funds were made pursuant to participant elections. In 1998, the Clearing Fund was dissolved, and the remaining balance at dissolution was used to pay certain administrative expenses.

          Plan Benefits:

     On termination of service due to death, disability or retirement a participant may elect to receive a lump sum distribution if the value of the participant's account is less than or equal to $5,000. If the value of the participant's account is greater than $5,000, the participant may elect to have their benefit paid out in an annuity.

     A participant may elect to have the lump-sum distribution be paid in cash, Commonwealth Telephone Enterprises, Inc. common stock (from the Common Stock Fund) or, in-kind depending upon the elected fund within which participant contributions were deposited. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

     Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 1/2. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

          Participant Loans:

     Participants may borrow from their account in an amount not to exceed the lesser of 50% of their vested account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is 30 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator which was approximately 8.5% in 1998 and 1997. Principal and interest is paid through payroll deductions.

          Forfeitured Accounts:

     At December 31, 1998 forfeited nonvested accounts totaled $30,598. These accounts will be used to reduce future employer contributions. Also, in 1998, there were no forfeitures used to reduce employer contributions.

2.   Summary of Significant Accounting Policies:

          Basis of Accounting:

     The accompanying financial statements are prepared on the accrual basis of accounting.

          Investment Valuation and Income Recognition:

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund are valued at fair value. The Company's stock is valued at its quoted market price on the last day of the year. Participant loans are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

          Benefit Payments:

     Benefit payments to participants are recorded when paid.

          Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

          Risks and Uncertainties:

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.   Administrative Expenses:

     Fees and other costs incurred are paid by the Plan and allocated to each investment fund.

4.   Tax Status:

     The Internal Revenue Service has determined and informed the Company by a letter dated June 29, 1993, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.   Plan Termination:

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.   Related Party Transactions:
     Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

     As described in Note 1, participants may elect to purchase common stock of CTE, the Plan Sponsor. During 1998, purchases of $1,634,285 were made, and proceeds of $536,871 were received from sales of CTE's common stock.

                   COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                         (formerly C-TEC Corporation)
                           THE COMMON-WEALTH BUILDER

          Item 27a - Schedule of Assets Held for Investment Purposes
                               December 31, 1998

                                                                                                           (e)
                  (b)                               (c)                                    (d)           Current
   (a)     Identity of Issue               Description of Asset                           Cost            Value
------------------------------ ----------------------------------------------------  ---------------- --------------
   *       Merrill Lynch        Basic Value Fund                                     $     4,517,817  $   5,010,042
                                Capital Fund                                               2,527,892      2,656,046
                                Bond Fund                                                    343,887        349,622
                                Growth Fund                                                2,018,674      1,570,992
                                Retirement Preservation Fund                               4,937,448      4,937,448
                                International Fund                                           367,592        374,662

   *       CTE Common Stock     Shares of Commonwealth Telephone
                                      Enterprises, Inc.
                                         Common Stock                                      5,464,681      7,096,448

   *       Participants'        Participants' loans with interest rates
                 Notes                from 8.25% to 8.5%
                                          with maturity dates from 1999 to 2028              -              731,000

                                                                                     ---------------- --------------

                                                            Total                    $    20,177,991  $  22,726,260
                                                                                     ================ ==============

*Party-in-interest

                   COMMONWEALTH TELEPHONE ENTERPRISES, INC.
                         (formerly C-TEC Corporation)
                           THE COMMON-WEALTH BUILDER

                Item 27d - Schedule of Reportable Transactions
                     for the year ended December 31, 1998

                                                                  (c)          (d)                       (f)           (g)
         (a)                      (b)             Number of    Purchase      Selling        (e)        Current       Net Gain
  Identity of Party      Description of Asset    Transactions    Price        Price        Cost         Value         (Loss)
----------------------- ------------------------ ------------ ------------ ------------ ------------ ------------ ---------------
Merrill Lynch*          Basic Value Fund               99     $  1,214,082            -   $ 1,214,082  $ 1,214,082              -
                        Basic Value Fund               63                -  $   599,174       546,296            -  $      52,878
                        Capital Fund                   74          630,638            -       630,638      630,638              -
                        Capital Fund                   57                -      402,265       379,129            -         23,136
                        Growth Fund                    71          537,728            -       537,728      537,728              -
                        Growth Fund                    66                -      440,734       498,204            -        (57,470)
                        Retirement
                         Preservation Fund            146        1,038,801            -     1,038,801    1,038,801              -
                        Retirement
                              Preservation Fund        91                -    1,108,106     1,108,106            -              -

Commonwealth Telephone  CTE Common Stock              140        1,634,285            -     1,634,285    1,634,285              -
     Enterprises,       CTE Common Stock               84                -      536,871       530,885            -          5,986
      Inc.*

* Party-in-interest

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


The Commonwealth Builder Employee Savings Plan

Date: June 30, 1999                    By: /s/ John Butler
                                          ----------------------------------
                                          John Butler
                                          Executive Vice President and
                                          Chief Financial Officer

                                   FORM 11-K

                                 EXHIBIT INDEX

EXHIBIT NO.
DESCRIPTION


20(a)  Consent of PricewaterhouseCoopers LLP


                             REQUIRED INFORMATION
       Table of Contents

       Report of Independent Certified Public Accountants
       Statement of Net Assets Available for Benefits
       Statement of Changes in Net Assets Available for Benefits
       Notes to Financial Statements
       Schedules